Exhibit 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended June 30, 2008 under Consolidated Indian GAAP
Wipro records 43% YoY growth in Revenues
Revenue from IT Services at $1067 Million, 37% YoY
Bangalore, July 18, 2008 –Wipro Limited today announced its results approved by the Board of Directors for the quarter ended June 30, 2008.
Highlights of the Results
•	Wipro Limited Revenue increased by 43% Year on Year (YoY) to Rs. 59.67 billion (Rs. 5,967 Crores); Profit After Tax (PAT) grew by 25% YoY to Rs. 9.08 billion (Rs. 908 Crores).
•	IT Services Revenue in dollar terms was $1067 million, a sequential growth of 3.5% and YoY growth of 37%. In rupee terms, Revenue stood at Rs. 44.05 billion (Rs. 4,405 Crores), a YoY growth of 39%.
•	Profit Before Interest & Tax (PBIT) for IT Services segment was Rs. 9.19 billion, a growth of 37% YoY.
•	Wipro won the SAP Pinnacle Award for thought leadership around enterprise SOA.
•	IT Services added 31 new clients during the quarter.
•	IT Products business recorded a 44% YoY growth in Revenues and 7% YoY growth in PBIT.
•	Wipro Consumer Care and Lighting business Revenue grew 119% YoY and PBIT grew 100% YoY.
Performance for the quarter ended June 30, 2008 and Outlook for quarter ending September 30, 2008
Azim Premji, Chairman of Wipro, commenting on the results said -

“We have had another satisfying quarter. Revenues from our IT Services were $1,067 million for the quarter, ahead of our guidance of $1,060 million. In the backdrop of significant economic uncertainty, our Financial Services and Retail businesses demonstrated their resilience. We had strong growth in our differentiated Service lines like Testing, TIS and BPO. Our strategy of focusing on MEGA/GAMA accounts is delivering results with top customers growing ahead of company average. We improved on several of operational parameters during the quarter.
Given the environment, we remain cautious in the near-term. Looking ahead, for the quarter ending September 2008, we expect our Revenue from our IT Services business to be approximately $1089 million.”
Suresh Senapaty, Chief Financial Officer of Wipro, said –

“During the quarter ended June 2008, we were able to sustain margins in spite of Restricted Stock Units grants. Rate Realization and Utilization improved sequentially by 300 basis points and 50 basis points respectively. We have won 7 multi-year multi-million dollar deals and added 31 new customers during the quarter. We added another customer to our $100 million customer list.”
Wipro Limited
Revenues for the quarter ended June 30, 2008, were Rs. 59.67 billion, representing a 43% increase YoY. Profit after Tax for the quarter was Rs. 9.08 billion, an increase of 25% YoY.

IT Services
IT Services business reported Revenues of Rs. 44.04 billion for the quarter ended June 30, 2008, representing an increase of 39% YoY and PBIT of Rs. 9.19 billion, representing an increase of 37% YoY. Operating Income to Revenue for the quarter was 20.9%.
We had 95,675 employees as of June 30, 2008, which includes 74,838 employees in our IT business unit and 20,837 employees in our BPO business unit.
We added 31 new clients during the quarter, of which 4 were Global 500 or Fortune 1000 companies.

Wipro is helping a Large European Energy Equipment Manufacturer in their next generation application management initiative. This engagement will cover business solutions supporting the North American division of the customer, including Manufacturing, Sales and Services, Finance and Control, Product management and Marketing. As part of the engagement, Wipro will provide the customer with real-time information on the performance and health of the IT application platform and improve the overall operational efficiency.
A Worldwide leader in the manufacture of high-quality audio and electronic products chose Wipro for providing end to end management of its IT Infrastructure across Americas, Europe and Asia Pacific. This multi million dollar engagement spans 7 years.
Wipro was chosen as the Key strategic partner by a Global Apparel & Footwear manufacturer for a wide spread of their application landscape. Some of them involve holistic support for their critical global systems in the B2B space, Sales order capture, all supporting transactions and its associated reporting needs, which form a part of the customer’s strategic visioning and internal development of their robust sales systems.
A Global integrated Steel major has engaged Wipro as the system integration partner for transforming its core manufacturing execution business solution. Wipro will program manage this initiative to implement consolidated and simplified business processes targeted towards inventory reduction. The program will entail redesign of the shop floor process including Planning & Scheduling and Production Execution along with IT application rationalization.
Wipro is designing and deploying a solution to enable supply chain visibility for a large automotive Original Equipment Manufacturer (OEM). This solution is designed to bring in a unified global process for tracking vehicles once they leave the factory on intercontinental transport till they reach the dealers. These applications are scalable for the future growing needs of the OEM and planned to be deployed across geographies.
In the transportation Industry group, Wipro won a large deal from one of the leading Mail & Express company in Europe. This is a multi-million dollar 5 year deal consisting of SAP Finance and Procurement Support , SAP HR Rollout & Support and SAP FSCM implementation Rollout.

Wipro is also providing Global Support for SAP applications for a Leading Alcoholic Beverages company deploying the Flexible Delivery Model. This has enabled faster ramp up and ramp down as per business demand, wider shift coverage, better service levels, and higher productivity gain for the customer at an optimized cost.
Wipro Arabia won a large multi-million dollar turnkey IT Solutions and Infrastructure Services project from a leading Govt. owned technology institute based in the Middle East. Other key wins in the Indian market for the quarter include a 10 year Total Outsourcing Contract with a large realty company, a comprehensive SAP implementation suite at a large public sector enterprise, an end-to-end Data Warehousing Implementation at a large PSU Bank and Infrastructure Integration & Management contracts from a large Retail chain.
IT Services business accounted for 74% of Revenue and 90% of PBIT for the Quarter ended June 30, 2008.

Applied Innovation
As a part of its effort for continuous Innovation in delivery, Wipro has invested in outcome based models and we are seeing increased customer interest. This result based model has inherent benefits like improvement in service levels and end-user experience. FlexDelivery is one such model for managing enterprise applications and we now have six clients using this model out which three were added in the last quarter.
We launched Cigma (Center for Integrated Global Management of Applications), offering a 360 degree Services capability for managing the application landscape of an enterprise spread across the globe. This service offers the unique capability of providing an outcome based model based on SLA’s (service level agreements) as well as BLA’s (business level agreements) to customers. Cigma is currently made available to clients in the manufacturing space.
Taking the message of Applied Innovation further, Wipro pioneered Innovative Green practices to hold a global carbon neutral event-“Mandala”. Mandala is a global customer forum where Wipro’s customers, thought leaders and senior management meet to debate, exchange ideas and share best practices in key areas that will shape the future of the global industry. Wipro also announced its membership in The Green Grid, a global consortium dedicated to advancing energy efficiency in data centers and business computing ecosystems.
Awards and Recognition:
Wipro won the SAP Pinnacle Award for thought leadership around enterprise SOA. This global award recognizes partners who make exemplary contribution to SAP’s ecosystem.
This quarter, Wipro was also recognized by Emerson Rosemount as top IT partner for Continuous Improvement in the areas of Quality, Speed, Flexibility, Service, Technology, and Cost. Wipro is the only IT Services Company till date that has been recognized by Emerson.
Wipro was awarded the Top Network Integrator award for the fourth consecutive year by Voice and Data, and was also ranked as the best APAC partner by Netapp.

Wipro has won the Partner of the year award from IBM and the Fastest growing Solution Partner award for Asia Pacific from Packeteer.
IT Products
For the quarter ended June 30, 2008, IT Products business recorded Revenues of Rs.7.5 billion, representing a growth of 44% YoY. PBIT grew by 7% YoY to Rs. 249 million. Operating Income to Revenue for the quarter was 3.3%.
IT Products business accounted for 12.5% of the Revenue and 2% of the PBIT for the quarter ended June 30, 2008.
Consumer Care & Lighting
For the quarter ended June 30, 2008, our Consumer Care and Lighting business recorded Revenues of Rs. 5.13 billion, a growth of 119% YoY and PBIT of Rs. 609 million, a growth of 100% YoY. PBIT to Revenue was 11.9% for the quarter.
Consumer Care & Lighting business accounted for 9% of the Revenue and 6% of the PBIT for the quarter ended June 30, 2008.
Wipro Limited
For the quarter ended June 30, 2008, the Return on capital Employed in IT business was 41% and Consumer Care & Lighting business was 14%. At the Company level, the Return on Capital Employed was 25%, lower due to inclusion of cash and cash equivalents of Rs. 56 billion in Capital Employed (33% of Capital Employed).

For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended June 30, 2008, was Rs. 8.14 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, income taxes, amortization of intangible assets, differences in accounting treatment for hedge accounting for foreign currency loan and related currency swaps and India fringe benefit tax.
For Wipro Limited, Non-US GAAP adjusted Profit after Tax for the quarter ended June 30 2008, was Rs. 8.85 billion. The net difference between Profits computed in accordance with Indian GAAP and Non-US GAAP adjusted is primarily due to different Revenue recognition standards, income taxes, and amortization of intangible assets.
IT Services segment’s Revenues were Rs. 43.93 billion for the quarter ended June 30, 2008, under US GAAP. The difference of Rs. 112 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
On April 18, 2008, the Company announced changes to the management structure of IT Business and appointed Joint CEO’s to head the IT business. Consequent to this re -organization, the Company identified IT Services and IT Products as the reportable segments relating to the IT businesses. There is no change in the reportable segments for other businesses. Segment information in respect of earlier period has been revised to conform to the presentation as per new reportable segments.
Quarterly Conference call
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 5:45 p.m. Indian Standard Time (8:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar Shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350

rajendra.shreemal@wipro.com	radha.rk@wipro.com

Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER ENDED JUNE 30, 2008
Rs. in Million

				Year ended
	Quarter Ended June 30			March 31,
Particulars	2008	2007	Growth %	2008
Revenues
IT Services	44,045	31,597	39%	146,626
IT Products	7,463	5,175	44%	26,400
Consumer Care and Lighting	5,127	2,343	119%	15,207
Others	3,286	2,738	20%	11,691
Eliminations	(254)	(63)		(349)

TOTAL	59,668	41,789	43%	199,575

Profit before Interest and Tax — PBIT
IT Services	9,186	6,695	37%	31,290
IT Products	249	234	7%	1,227
Consumer Care and Lighting	609	305	100%	1,900
Others	180	59		770

TOTAL	10,224	7,293	40%	35,187

Interest (Net) and Other Income	285	868		1,883

Profit Before Tax	10,509	8,161	29%	37,070

Income Tax expense including Fringe Benefit Tax	(1,526)	(1,005)		(4,550)

Profit before Share in earnings of associates and minority interest	8,983	7,156	26%	32,520
Share in earnings of associates	107	97		333
Minority interest	(12)	3		(24)

PROFIT AFTER TAX	9,078	7,256	25%	32,829

Operating Margin
IT Services	21%	21%		21%
IT Products	3%	5%		5%
Consumer Care and Lighting	12%	13%		12%

TOTAL	17%	17%		18%

CAPITAL EMPLOYED
IT Services and Products	90,421	54,184		93,969
Consumer Care and Lighting	17,746	2,825		17,292
Others	61,019	46,666		50,659

TOTAL	169,187	103,675		161,920

CAPITAL EMPLOYED COMPOSITION
IT Services and Products	53%	52%		58%
Consumer Care and Lighting	10%	3%		11%
Others	36%	45%		31%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	41%	51%		44%
Consumer Care and Lighting	14%	42%		19%

TOTAL	25%	29%		27%

Notes to Segment Report
a)	Until March 31, 2008 the Company was reporting Global IT Services & Products (comprising of IT Services & Products and BPO Services segments), India & AsiaPac IT Services & Products, Consumer Care & Lighting and Others.

In April 2008 the Company re-organized its IT businesses by combining the Global IT Services & Products and the India & AsiaPac IT Services & Products businesses and appointed joint CEOs for the combined IT business. Consequent to the re-organization of the Company, the Company changed its system of internal financial reporting to the board of directors and the chief executive officer wherein the financial results are reported as IT Services and IT Products. Accordingly, the Company identified IT services and IT products as reportable segments. There is no change in the reportable segments for other businesses.

Segment information in respect of earlier period has been revised to conform to the presentation as per current reportable segments.

b)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

c)	Segment revenue includes certain exchange differences which are reported in other income, in the financial statements. PBIT for the quarter ended June 30, 2008 includes certain operating other income of Rs. 55 Million (2007: Rs.27 Million, 2008: Rs. 419 Million) in IT Services, Rs. 12 Million (2007: Rs.28 Million, 2008: Rs. 53 Million) in IT Products, Rs. 18 Million in Consumer Care and Lighting (2007:Rs. 7 Million, 2008: Rs. 71 Million) and Rs.58 Million in Others (2007: Rs.216 Million, 2008: Rs. 281 Million) which is not included in the segment revenue.

d)	Segment revenue resulting from transactions with other business segments is accounted on the basis of transfer price agreed between the segments. Such transfer prices are either determined to yield a desired margin or agreed on a negotiated basis.

e)	PBIT for the quarter ended June 30, 2008 is after considering restricted stock unit amortization of Rs 433 Million (2007: Rs 286 Million and 2008: 1,166 Million).

f)	Capital employed of segments does not include current liabilities. The net current liability of segments is as follows :–

	As of June 30,		As of March 31,
Particulars	2008	2007	2008

IT Services and Products	44,726	23,989	30,456
Consumer Care and Lighting	3,983	1,684	3,382
Others	22,645	7,446	20,582

	71,354	33,119	54,420

g)	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 56,165 Million (2007: Rs.37,074 Million, 2008: Rs. 42,933 Million).

h)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

		Quarter ended June 30,			As of March 31,
Particulars	2008	%	2007	%	2008	%

India	12,558	21	10,185	24	48,847	24
United States of America	26,189	44	19,153	46	87,439	44
Europe	14,473	24	10,545	25	48,259	24
Rest of the world	6,448	11	1,906	5	15,030	8

	59,668		41,789		199,575

i)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.

j)	In December 2007, the ICAI issued Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after April 1, 2009 and mandatory in respect of accounting periods commencing on or after April 1, 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged.

On April 1, 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30.

AS 30 states that particular sections of other accounting standards; Accounting Standard (AS) 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, Accounting Standard (AS) 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and Accounting Standard (AS) 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, would stand withdrawn from the date AS 30 becomes mandatory.

Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 – relating to Contingencies, AS 11 – relating to Forward Contracts and AS 13 until AS 30 becomes mandatory.

Until March 31, 2008 the Company applied the recognition and measurement principles as set out in AS 30 in accounting for derivatives and hedge accounting. Changes in the fair values of derivative financial instruments designated as cash flow hedges were recognized directly in shareholders’ funds and reclassified into the profit and loss account upon the occurrence of the hedged transaction. The Company also designated derivative financial instruments as hedges of net investments in non-integral foreign operation. The portion of the changes in fair value of derivative financial instruments that was determined to be an effective hedge is recognised in the shareholders’ funds and was recognised in the profit and loss account upon sale or disposal of related non-integral foreign operation. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognized in the profit and loss account as they arose.

As the Company was applying the transitional principles of AS 30 in respect of its accounting for derivative financial instruments in relation to derivative and hedge accounting, the early adoption of AS 30 did not have a material impact on the Company.

As permitted by AS 30 and the consequent limited revisions to other accounting standards; during the quarter ended June 30, 2008 the Company designated a yen-denominated foreign currency borrowing along with a floating-for-floating Cross-Currency Swap (CCS), as a hedging instrument to hedge its net investment in a non-integral foreign operation. Accordingly the translation loss on the foreign currency borrowings and portion of the changes in fair value of CCS which are determined to be effective hedge of net investment in non-integral foreign operations aggregating to Rs. 660 million is recognized in shareholders’ funds and would be transferred to profit and loss account upon sale or disposal or non-integral foreign operations.

If the Company had continued to apply the provisions of AS 11 to the foreign currency borrowing and not considered it as hedge of net investment as permitted under AS 30 and the consequent limited revision to other accounting standards, the translation loss on the foreign currency borrowing would have been recorded in the profit and loss account. Consequently, the foreign currency borrowing combined with CCS would not have qualified for hedge accounting and therefore changes in fair value of CCS would also have been recorded in profit and loss account. As a result profit after tax for the quarter ended June 30, 2008 would have been lower by Rs. 660 million.

k)	As of June 30, 2008 the Company had derivative financial instruments to sell USD 2,639 Million, GBP 75 Million, EUR 18 Million and JPY 7,682 Million relating to highly probable forecasted transactions. As of March 31, 2008 the Company had derivative financial instruments to sell USD 2,497 Million, GBP 84 Million, EUR 24 Million and JPY 7,682 Million relating to highly probable forecasted transactions. As of June 30, 2008 the Company has recognised mark-to-market losses of Rs. 9,344 Million (2008: Rs. 1,097 Million) relating to derivative financial instruments that are designated as effective cash flow hedges in the shareholders’ funds.

In addition, as of June 30, 2008 the Company had derivative financial instruments to sell USD 306 Million and EUR 65 Million designated as hedge of net investment in non-integral foreign operations. Further, the Company designated a yen-denominated foreign currency borrowing amounting to Yen 28 Billion along with a related floating-for-floating Cross-Currency Swap (CCS), as hedging instrument to hedge net investment in non-integral foreign operation. The Company has recognized mark-to-market losses of Rs 3,273 Million (2008: Rs.495 Million) relating to the above financial instruments that are designated as hedges of net investment in non-integral foreign operations in translation reserve in the shareholder’s funds.

As of June 30, 2008 the Company had undesignated derivative financial instruments to sell USD 266 Million, GBP 55 Million and EUR 33 Million. As of March 31, 2008 the Company had undesignated derivative financial instruments to sell USD 414 Million, GBP 58 Million and EUR 39 Million. As of June 30, 2008 the Company has recognized mark-to-market gain/ (losses) on such derivative financial instruments through the profit and loss account.